# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Medirom Healthcare Technologies Inc., CIK 0001819704
CUSIP: 58510H103
Title of class of securities: American depositary shares, each representing one common share, no par value
Address of issuer's principal executive offices: 16F Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan (M0), 135-0091
Date of event which requires filing of this statement: 12/31/2025
Filed by CIK 0001960054
Persons authorized to receive notices and communications: Jun Kanma, c/o Kufu Company Holdings, Inc., Mita Ko, 1-4-28 Mita Minato-ku, Tokyo, Japan (M0), 108-0073, (813)6435-1687

## Reporting persons
- Kufu Company Holdings, Inc. (CIK 0001960054): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); source of funds: working capital (WC); sole voting power 833,333; shared voting power 0; sole dispositive power 833,333; shared dispositive power 0; aggregate amount beneficially owned 833,333 (9.44% of the class)
  Comment: 1. Represents 833,333 Common Shares issuable upon conversion of the convertible bonds held by Kufu Company Holdings, Inc. Following conversion, such Common Shares may be exchanged into American Depository Shares at any time by the holder pursuant to the Deposit Agreement among MEDIROM Healthcare Technologies Inc., The Bank Of New York Mellon, and holders of the American Depositary Receipts.
  
  2. This percentage is based on 7,994,451 common shares outstanding and 833,333 common shares issuable upon conversion of the convertible bonds held by Kufu Company Holdings, Inc., which are deemed to be outstanding and to be beneficially owned by the person holding the convertible bonds for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The number of outstanding common shares is based on the Issuer's Form 6-K filed by the issuer with the Securities and Exchange Commission on January 21, 2025.

## Item 1. Security and Issuer
Title of class of securities: American depositary shares, each representing one common share, no par value
Name of issuer: Medirom Healthcare Technologies Inc.
Address of issuer's principal executive offices: 16F Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan (M0), 135-0091
Comment:
SCHEDULE 13D - EXPLANATORY NOTE

This Amendment No.2 (this "Amendment No.2") to statement on Schedule 13D, which was initially filed on January 6, 2023 and amended on May 30, 2025 (as amended, the "Schedule 13D"), relates to the American depositary shares ("ADSs") of MEDIROM Healthcare Technologies Inc., a joint stock corporation with limited liability organized under the laws of Japan (the "Issuer"), whose principal executive offices are located at 16F Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo 135-0091. Each ADS represents one common share, no par value, of the Issuer (the "Common Shares").

This Amendment No. 2 amends and supplements the Schedule 13D to account for the increase in the total number of outstanding Common Shares of the Issuer resulting from the acquisition by the Reporting Person of new convertible bonds issued by the Issuer on December 31, 2025. Except as provided herein, this Schedule 13D does not modify any of the information previously reported on the Schedule 13D. The initial Schedule 13D was filed under the name Kufu Company, Inc.

## Item 2. Identity and Background
Name of person filing: Kufu Company Holdings, Inc.
Residence or business address: Mita Kokusai Bldg. 23F, 1-4-28 Mita, Minato-ku, Tokyo 108-0073 Japan
Present principal occupation or employment: Kufu Company Holdings, Inc. (or, the "Reporting Person") is a joint stock corporation with limited liability organized under the laws of Japan. The Reporting Person principally engages in group strategic decisions, group administrative operations, entrepreneurs, startups and management candidates supports, and various investment activities.
Criminal convictions in the last five years: The Reporting Person has not during the last five years, been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.
Civil proceedings (securities laws) in the last five years: The Reporting Person has not during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is amended and restated in its entirety as follows as of the date of this Amendment:

On December 31, 2025, the Reporting Person entered into an Agreement regarding Payment for the 4th Unsecured Convertible-Type Corporate Bonds with Share Options of MEDIROM Healthcare Technologies Inc. (the "Purchase Agreement") with the Issuer. Pursuant to the Purchase Agreement, for an aggregate purchase price of JPY 275,000,000, the Reporting Person purchased from the Issuer (the "Transaction") unsecured convertible-type corporate bonds with stock acquisition rights (the "Convertible Bonds"). The source of funds for the Transaction was cash on hand available to the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and restated in its entirety as follows as of the date of this Amendment:

On December 31, 2025, upon approval from the Board of Directors of MEDIROM Healthcare Technologies Inc. (the "Company") and effective upon the delivery of a notice of acceptance from the Company, the Reporting Person subscribed to purchase the Company's Fourth Unsecured Convertible-Type Corporate Bonds with Share Options in an aggregate principal amount of JPY 275,000,000 (the "Bonds"). The Bonds were issued in denominations of JPY 25,000,000. The sale of the Bonds closed on December 31, 2025 (the "Closing Date"), on which date the Bonds were issued to the Reporting Person under the Terms of Fourth Unsecured Convertible-Type Corporate Bonds with Share Options (the "Indenture") pursuant to the Companies Act of Japan. In December 2022, the Company issued corporate convertible bonds in the aggregate amount of JPY 500,000,000 to the Reporting Person (the "1st Bonds"). The 1st Bonds matured on December 31, 2025. In lieu of cash, the Reporting Person refinanced JPY 275,000,000 of principal due under the 1st Bonds in exchange for the Bonds.

Under the Indenture, the Bonds are unsecured, accrue interest at a rate of 5.0% per annum from the day immediately following the issue date until June 30, 2026 (the "Maturity Date"). Interest related to shares being converted is payable no later than ten business days following the conversion date. Upon any failure by the Company to pay interest when due, the Company shall be liable for delinquency interest on such overdue interest at 14.6% per annum. Interest is payable on the Maturity Date, unless earlier converted. Pursuant to the Indenture, the Company shall repay the total amount of the principal on the Maturity Date. The Company may extend the Maturity Date to December 25, 2026, by notifying the Reporting Person in writing or by electronic mail prior to the Maturity Date. If the Maturity Date is extended, remaining interest will be payable on June 30, 2026, and December 25, 2026. At any time between the issuance date and June 29, 2026 (or December 24, 2026, if the Maturity Date of the Bonds is extended), the Reporting Person may convert each Bond at its option, in whole but not in part, into common shares, no par value, of the Company. The conversion price is JPY 330 per common share, subject to customary adjustments upon the occurrence of certain events. The Company, acting with the agreement of the Reporting Person, may repurchase and cancel the Bonds prior to the Maturity Date. Under the Indenture, the Reporting Person may not transfer the Bonds without the consent of the Company's board of directors.

Upon the occurrence of certain conditions, the Reporting Person may demand immediate repayment of the Bonds under the Indenture. These conditions include, among others, the Company's failure to timely pay interest; certain other default events regarding other indebtedness incurred or guaranteed by the Company; the Company resolving to commence bankruptcy, civil rehabilitation, or similar proceedings, or receiving an order to commence such proceedings; or an asset essential to the Company's business operations becoming subject to compulsory execution or provisional attachment, or the occurrence of other circumstances which significantly damage the creditworthiness of the Company.

..

General

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review its investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on the cover page of this Schedule 13D and in the footnotes thereto is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on the cover page of this Schedule 13D and in the footnotes thereto is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information in Items 3 and 4 of this Schedule 13D is incorporated herein by reference. The Reporting Person has not engaged in any transaction in ADSs in the 60 days prior to the filing of this Schedule 13D other than as described in Items 3 and 4.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Purchase Agreement and the Indenture and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Agreement regarding Payment for the 4th Unsecured Convertible-Type Corporate Bonds with Share Options of MEDIROM Healthcare Technologies Inc. (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on February 4, 2026).

Exhibit 99.2 Indenture relating to the Bonds [English Translation] (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on February 4, 2026).

## Signatures
- Kufu Company Holdings, Inc.: /s/ Jun Kanma, Jun Kanma/Director (03/30/2026)